Exhibit 99.1

MEGA MATRIX INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Rounded to the Nearest Hundred US Dollars, except for share and per share data, unless otherwise stated)

	June 30,	December 31,
	2026	2025
	(unaudited)	(audited)
ASSETS
Current Assets:
Cash and cash equivalents	$3,208,000	$7,297,400
Trading securities	2,600	4,100
Stable coins	2,600	100
Digital assets	3,521,800	5,760,400
Loans receivable - a related party	-	771,200
Due from a related party	6,200	6,200
Accounts receivable	619,700	508,800
Prepaid expenses and other assets	2,097,000	2,352,900
Current content assets, net	735,900	966,300
Total current assets	10,193,800	17,667,400

Non-current Assets:
Long-term investments	4,086,600	1,757,200
Goodwill	2,889,200	2,889,200
Content assets, net	126,500	113,500
Total non-current assets	7,102,300	4,759,900
Total assets	$17,296,100	$22,427,300

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$954,800	$775,300
Contract liabilities	1,631,500	1,738,200
Income taxes payable	3,600	4,400
Other current liabilities and accrued expenses	2,577,800	1,837,600
Total current liabilities	5,167,700	4,355,500
Total liabilities	5,167,700	4,355,500

Commitments and contingencies (Note 12)

Shareholders’ Equity:
Preferred stock, $0.001 par value, 10,000,000 shares authorized, no shares issued and outstanding	-	-
Class A Ordinary Shares, $0.02 par value, 50,000,000 and 50,000,000 shares authorized, 3,121,702 and 3,096,344 shares issued as of June 30, 2026 and December 31, 2025, 3,120,158 and 3,096,344 shares outstanding as of June 30, 2026 and December 31, 2025, respectively*	62,400	61,900
Class B Ordinary Shares, $0.02 par value, 2,500,000 and 2,500,000 shares authorized, 140,499 and 140,499 shares outstanding as of June 30, 2026 and December 31, 2025, respectively*	2,800	2,800
Class C Ordinary Shares, $0.02 par value, 2,500,000 and 2,500,000 shares authorized, 156,186 and 156,186 shares outstanding as of June 30, 2026 and December 31, 2025, respectively*	3,100	3,100
Paid-in capital	78,996,500	78,637,900
Accumulated deficit	(66,936,400)	(60,633,900)
Total shareholders’ equity	12,128,400	18,071,800
Total liabilities and shareholders’ equity	$17,296,100	$22,427,300

*	The share information is presented on a retroactive basis to reflect the share consolidation effected on September 15, 2026 (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MEGA MATRIX INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Rounded to the Nearest Hundred US Dollars, except for share and per share data, unless otherwise stated)

	For the Six Months Ended June 30,
	2026	2025

Revenues	$10,471,500	$14,796,800
Cost of revenues	(3,713,300)	(6,350,000)
Gross profit	6,758,200	8,446,800

Operating expenses:
Selling expenses	(4,536,900)	(7,833,100)
General and administrative expenses	(7,406,700)	(4,677,400)
Total operating expenses	(11,943,600)	(12,510,500)

Loss from operations	(5,185,400)	(4,063,700)

Other income (expenses):
Changes in fair value of digital assets	(1,191,100)	19,000
Share of equity loss	(600)	(2,400)
Changes in fair value of trading securities	(1,400)	(1,200)
Interest income, net	3,000	94,400
Other income, net	73,800	12,400
Total other (expenses) income, net	(1,116,300)	122,200

Loss before income tax	(6,301,700)	(3,941,500)

Income tax expenses	(800)	(600)
Net loss and comprehensive loss	$(6,302,500)	$(3,942,100)
Loss per share:
Basic and Diluted*	$(1.85)	$(2.26)

Weighted average shares used in loss per share computations:
Basic and Diluted*	3,404,568	1,745,111

*	The share information is presented on a retroactive basis to reflect the share consolidation effected on September 15, 2026 (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MEGA MATRIX INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Rounded to the Nearest Hundred US Dollars, except for share data, unless otherwise stated)

	Class A Ordinary Shares		Class B Ordinary Shares		Class C Ordinary Shares
	Number of Shares*	Amount	Number of Shares *	Amount	Number of Shares*	Amount	Paid-in Capital	Accumulated Deficit	Total
Balance, December 31, 2025	3,096,344	$61,900	140,499	$2,800	156,186	$3,100	$78,637,900	$(60,633,900)	$18,071,800
Share-based compensation to employees	19,268	400	-	-	-	-	291,900	-	292,300
Share-based compensation to non-employees	4,546	100	-	-	-	-	66,700	-	66,800
Net loss	-	-	-	-	-	-	-	(6,302,500)	(6,302,500)
Balance, June 30, 2026	3,120,158	$62,400	140,499	$2,800	156,186	$3,100	$78,996,500	$(66,936,400)	$12,128,400

Balance, December 31, 2024	1,726,819	$34,600	296,685	$5,900	$-	$-	$40,405,400	$(26,337,600)	$14,108,300
Share-based compensation to employees	9,130	200	-	-	-	-	161,500	-	161,700
Share-based compensation to non-employees	9,069	100	-	-	-	-	228,200	-	228,300
Issuance of ordinary shares under the ATM program (Note 9)	19,936	400	-	-	-	-	360,000	-	360,400
Net loss		-	-	-	-	-	-	(3,942,100)	(3,942,100)
Balance, June 30, 2025	1,764,954	$35,300	296,685	$5,900	$-	$-	$41,155,100	$(30,279,700)	$10,916,600

*	The share information is presented on a retroactive basis to reflect the share consolidation effected on September 15, 2026 (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MEGA MATRIX INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Rounded to the Nearest Hundred US Dollars, unless otherwise stated)

	For the Six Months Ended June 30,
	2026	2025
Net cash used in operating activities	$(3,042,400)	$(3,985,800)

Investing activities:
Purchases of digital assets	(997,000)	(1,349,800)
Investment in an equity investee	(50,000)	-
Investment in trading securities	-	(19,100)
Redemption of trading securities	-	17,600
Repayment of loans from a related party	-	111,900
Net cash used in investing activities	(1,047,000)	(1,239,400)

Financing activities:
Subscription fees from investors	-	360,400
Net cash provided by financing activities	-	360,400
Net changes in cash and cash equivalents	(4,089,400)	(4,864,800)
Cash, cash equivalents, beginning of period	7,297,400	8,870,800
Cash, cash equivalents, end of period	$3,208,000	$4,006,000

Supplemental Cash Flow Information
Payment of interest expenses	$-	$-
Payment of income tax expenses	$1,600	$-

Non-cash Investing and Financing activities
Purchase of digital assets in the form of USDT	$-	$636,300
Investment in an equity investee in the form of USDT	$1,200,000	$-
Payable for investment in an equity investee	$300,000	$-
Settlement of loans receivable due from an equity investee through increase in investment in the equity investee	780,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MEGA MATRIX INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollars, except for share data, unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Reorganization and reclassification of Class A, Class B and Class C ordinary shares

On October 8, 2024, Mega Matrix Inc. (“MPU Cayman” or the “Company”), Mega Matrix Corp. (“MPU DE”, formerly “AeroCentury Corp.” and “ACY”), a Delaware corporation, and MPU Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of MPU Cayman (“MPU Merger Sub”) effected a redomicile merger (the “Redomicile Merger”). As a result, MPU Merger Sub merged with and into MPU DE, with MPU DE surviving as a wholly-owned subsidiary of MPU Cayman, pursuant to the Third Amended and Restated Agreement and Plan of Merger, dated May 31, 2024 (the “Merger Agreement”), which Merger Agreement was approved by MPU DE stockholders on September 25, 2024. Pursuant to the Redomicile Merger and as approved by the NYSE American, MPU Cayman’s Class A Shares are now listed on the NYSE American under the symbol “MPU.” At the time of the Redomicile Merger, the CUSIP/ISIN number relating to the Class A Shares of MPU Cayman was G6005C 108/ KYG6005C1087. Prior to the Redomicile Merger, shares of MPU DE’s common stock were registered pursuant to Section 12(b) of the Exchange Act, and listed on the NYSE American under the symbol “MPU.” As a result of the Redomicile Merger, each issued and outstanding share of MPU DE’s common stock acquired prior to October 8, 2024 has been exchanged for one MPU Cayman Class A Share. The Redomicile Merger does not have accounting impact on the consolidated financial statements. Following the 2026 Share Consolidation (defined below), the CUSIP number for the Class A Shares is G6005C116.

On December 10, 2024, the Company entered into a share repurchase agreement (“Repurchase Agreement”) and a share subscription agreement (“Subscription Agreement”) with Mr. Yucheng Hu, the Company’s Chairman and Chief Executive Officer, pursuant to which the Company effected a reclassification (“Reclassification”) through an issuance of 5,933,700 Class B ordinary shares, par value $0.001 (“Class B Shares”) to Mr. Hu at par value concurrent with the repurchase of 5,933,700 Class A ordinary shares, par value $0.001 (“Class A Shares”) held by Mr. Hu at par value in accordance with the Companies Act (As Revised) of the Cayman Islands and the applicable memorandum and articles of association. The repurchased Class A Shares shall be cancelled and available for future issuance, without affecting the Company’s authorized share capital. The closing of the Repurchase occurred on December 10, 2024.

At the time of the Redomicile Merger, MPU Cayman was authorized to issue shares totaling US$120,000, divided into (i) 100,000,000 Class A Shares of par value US$0.001 each, (ii) 10,000,000 Class B Shares of par value US$0.001 each and (iii) 10,000,000 Preferred Shares of par value US$0.001 each. The board of directors of MPU Cayman is authorized to issue the Preferred Shares in different classes and series and, with respect to each class or series, to determine the designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the Ordinary Shares, at such times and on such other terms as they think proper.

Upon the completion of the Redomicile Merger, MPU Cayman issued approximately 40,470,084 Class A Shares in the Redomicile Merger and the one Class A Share issued and outstanding prior to the Redomicile Merger has been cancelled. At that time, there were no Class B Shares or Preferred Shares outstanding. The Company believed that it was appropriate to reflect the above transactions on a retroactive basis pursuant to ASC 260, Earnings Per Share. The Company has retroactively adjusted all share and per share data for all periods presented. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first year presented in the consolidated financial statements.

On August 15, 2025, the Company’s shareholders approved an increase of the share capital to US$1,110,000, divided into: (i) 1,000,000,000 class A ordinary shares of par value US$0.001 each, (ii) 50,000,000 class B ordinary shares of par value US$0.001 each, (iii) 50,000,000 class C ordinary shares of par value US$0.001 each, and (iv) 10,000,000 preferred shares of par value US$0.001 each, by an addition of 900,000,000 class A ordinary shares of par value US$0.001 each, and 40,000,000 class B ordinary shares of par value US$0.001 each, and the creation of a new share class comprising of 50,000,000 class C ordinary shares of par value US$0.001 each.

MEGA MATRIX INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollars, except for share data, unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

On September 2, 2025, Mr. Yucheng Hu, Chairman of the Board of Directors and a shareholder of the Company, submitted a notice of conversion pursuant to the Company’s Third Amended and Restated Memorandum and Articles of Association (“MAA”), requesting to convert 3,123,723 Class B ordinary shares, par value $0.001 per share (“Class B Shares”), into 3,123,723 Class C ordinary shares, par value $0.001 per share (“Class C Shares”) (the “Conversion”). Each Class B Share is convertible into one (1) Class A ordinary share, par value $0.001 (“Class A Share”), or one (1) Class C Share, at the option of the holder. Each Class C Share is convertible into one (1) Class A Share at the option of the holder. Each Class A Share shall be entitled to one (1) vote, each Class B Share shall be entitled to one hundred (100) votes, and each Class C Share shall be entitled to fifty (50) votes. On September 3, 2025, Mr. Hu entered into a share transfer agreement, pursuant to which he agreed to transfer 2,290,390 Class C Shares to Mr. Yaman Demir, a director of the Company, at par value and as permitted under the MAA (the “Transfer”). The Conversion and the Transfer closed on September 22, 2025.

On September 1, 2026, the Company’s shareholders approved a proposal, as an ordinary resolution, that (a) all the Company’s class A ordinary shares, class B ordinary shares and class C ordinary shares of par value USD0.001 each, whether issued or unissued (collectively, the “Shares”), be consolidated at a ratio of twenty (20) Shares into one (1) Share of par value USD0.02, with the consolidated Shares having the same rights and being subject to the same restrictions (other than the change in par value) as the existing Shares of the relevant class under the Company’s then-existing memorandum and articles of association (the “Share Consolidation”); (b) the Company’s authorized share capital be altered from USD1,110,000 divided into 1,000,000,000 class A ordinary shares of par value USD0.001 each, 50,000,000 class B ordinary shares of par value USD0.001 each, 50,000,000 class C ordinary shares of par value USD0.001 each, and 10,000,000 preferred shares of par value USD0.001 each to USD1,110,000 divided into 50,000,000 class A ordinary shares of par value USD0.02 each, 2,500,000 class B ordinary shares of par value USD0.02 each, 2,500,000 class C ordinary shares of par value USD0.02 each, and 10,000,000 preferred shares of par value USD0.001 each as a result of the Share Consolidation; (c) no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; (d) the Share Consolidation shall take effect from September 15, 2026; and (e) any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.

On September 15, 2026, the Company, at the authorization of the Board of Directors, effected a share consolidation at a ratio of 1 post-split ordinary share for every 20 pre-split ordinary shares (the “2026 Share Consolidation”). At the effective time of the Share Consolidation, the authorized share capital of the Company was amended from USD1,110,000 divided into 1,000,000,000 class A ordinary shares of par value USD0.001 each, 50,000,000 class B ordinary shares of par value USD0.001 each, 50,000,000 class C ordinary shares of par value USD0.001 each, and 10,000,000 preferred shares of par value USD0.001 each to USD1,110,000 divided into 50,000,000 class A ordinary shares of par value USD0.02 each, 2,500,000 class B ordinary shares of par value USD0.02 each, 2,500,000 class C ordinary shares of par value USD0.02 each, and 10,000,000 preferred shares of par value USD0.001. Share and per-share data in the financial statements have been retroactively adjusted for the 2026 Share Consolidation. Historical transaction descriptions stating pre-consolidation par values represent pre-consolidation amounts unless otherwise indicated.

MEGA MATRIX INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollars, except for share data, unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The major subsidiaries of the Company as of June 30, 2026 are summarized as below:

	Later of date of
	incorporation or	Place of	% of	Principal
Name of Subsidiaries	Acquisition	Incorporation	Ownership	Activities
Major subsidiaries:
FunVerse Holding Limited	January 7, 2024	BVI	100%	Investment holding
Yuder Pte. Ltd.	January 7, 2024	Singapore	100%	Short drama streaming platform
Bona Box FZ LLC	September 24, 2024	Abu Dhabi	100%	Short drama streaming platform
Saving Digital Pte. Ltd.	August 31, 2022	Singapore	100%	ETH staking
Marsprotocol Technologies Pte. Ltd.	March 1, 2023	Singapore	100%	Investment holding
Pure Holding Limited (formerly known as “FunVerse Holding Inc”)	September 24, 2025	Cayman	100%	Investment holding

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The interim condensed consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

The condensed consolidated financial information as of June 30, 2026 and for the six months ended June 30, 2026 and 2025 has been prepared pursuant to the rules and regulations of the SEC and pursuant to Regulation S-X. Certain information and footnote disclosures, which are normally included in annual financial statements prepared in accordance with U.S. GAAP, have been omitted pursuant to those rules and regulations. The interim financial information should be read in conjunction with the consolidated financial statements and the notes thereto for the fiscal years ended December 31, 2025 and 2024, included in the Company’s Annual Report on Form 20-F filed on April 16, 2026.

In the opinion of management, the accompanying condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the years ended December 31, 2025 and 2024.

Basis of consolidation

The condensed consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

MEGA MATRIX INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollars, except for share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurement

The Company applies ASC Topic 820, Fair Value Measurements and Disclosures for fair value measurements. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability.

ASC Topic 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value. Unobservable inputs are valuation technique inputs that reflect the Company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Fair value of digital assets is based on Level 1 inputs as these were based on observable quoted prices in the Company’s principal market for identical assets. Management of the Company considers the carrying amount of cash and cash equivalents, accounts receivable, loans receivable due from a related party, other receivables, accounts payable, due from a related party, other payables and income taxes payable based on the short-term maturity of these instruments to approximate their fair values because of their short-term nature.

Accounts receivable

Accounts receivable are recorded at the gross billing amount less an allowance for expected credit losses. Accounts receivable do not bear interest.

The Company maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the unaudited condensed consolidated statements of operations and comprehensive loss. The Company assesses collectability by reviewing accounts receivable on aging schedules because the accounts receivable were primarily consisted of online advertising service fees from certain customers. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for expected credit loss after management has determined that the likelihood of collection is not probable.

As of June 30, 2026 and December 31, 2025, the Company did not provide expected credit losses against accounts receivable.

MEGA MATRIX INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollars, except for share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Digital assets

The Company holds its digital assets in accounts with third-party custodians and exchanges. The Company assesses the custodial arrangements and related risks, including cybersecurity and counterparty risks.

The Company’s digital assets are within the scope of ASU 2023-08. The Company measures certain cryptocurrencies at fair value, with changes in fair value recorded in net income in each reporting period.

ASC 820 defines “principal market” as the market with the greatest volume and level of activity for the asset or liability. The determination of the principal market (and, as a result, the market participants in the principal market) is made from the perspective of the reporting entity. The digital assets held by the Company are traded on a number of active markets globally. The Company executes its actual digital asset transactions and trades across its principal operating exchanges and trading venues, which provide the necessary liquidity and access for these assets. The Company uses pricing data from CoinMarketCap as a reference source to evaluate market activity and fair value for digital assets, including bitcoin, AA, ENA, ETH and USDT, which the Company can access.

Purchases of digital assets by the Company are included within investing activities on the accompanying unaudited condensed consolidated statements of cash flows. The changes in digital assets are included within operating activities in the accompanying unaudited condensed consolidated statements of cash flows. Changes in fair value are reported as “changes in fair value of digital assets” and realized gains or losses are reported as “realized gains (loss) on digital assets”, if any, in the unaudited condensed consolidated statements of operations. The Company accounts for its gains or losses in accordance with the first-in first-out method of accounting.

Revenue Recognition

Membership and top-up streaming services (“IAP”)

Membership and top-up streaming services are referred to as In-App Purchases (“IAP”). The Company offers membership streaming services to subscribing members from various countries and the features of the plan, which primarily include access to exclusive and ad-free streaming of short dramas, and accelerated downloads and others. It’s optional for users to subscribe for weekly, monthly or annual membership on the short drama streaming platform. Users can also top up their accounts to acquire in-app coins on our platform, which are then used to continue viewing the short dramas. Users can also earn in-app coins to watch short dramas by completing daily and new user tasks.

Full membership and top-up charges are prepaid before provision of membership and top-up streaming services. The collection of membership and top-up charges are initially recorded as “contract liabilities” on the unaudited condensed consolidated balance sheets and membership revenue is recognized ratably over the membership period, and top-up revenue is recognized as in-app coins are consumed and services are rendered.

Online advertising services (“IAA”)

Online advertising services are referred to as In-App Advertising (“IAA”). The Company sells advertising services by delivering brand advertising primarily to third-party advertising agencies. The Company provides advertisement placements on its short drama streaming platform in different formats, including but not limited to video, banners, links, logos, brand placement and buttons. The transaction prices are varied according to the scale of impressions and types of the advertisements in the contracts with customers. The contracts have one performance obligation. Revenues are recognized over time. The Company has a right to consideration from the customers in an amount that corresponds directly with the value the Company’s performance obligations completed to date. The Company adopted practical expedient under ASC 606-10-55-18, and recognizes revenues from provision of online advertising services based on amounts invoiced to the customers.

MEGA MATRIX INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollars, except for share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (cont.)

Content licensing business

The Company entered into license agreements with third party platform customers, pursuant to which the Company grants license of its self-produced short-dramas to the platforms and allows them to distribute the short dramas for an agreed period of time. The transaction price is comprised of a fixed price and variable price which is calculated at a percentage of the revenues generated by the customers. The Company evaluates whether the license provides a right-to-use or right-to-access intellectual property. Revenue from fixed consideration is recognized at a point in time when control of the license is transferred for right-to-use licenses, or over time for right-to-access licenses. Variable consideration is recognized when it is probable that a significant reversal will not occur.

Contract balances

Contract liabilities are recognized if the Company receives consideration prior to satisfying the performance obligations, which include customer advances and deferred revenue under service arrangements.

As of December 31, 2025, the Company had contract liabilities of $1,738,200, which were recognized as revenues in the six months ended June 30, 2026.

Disaggregation of revenue

For the six months ended June 30, 2026 and 2025, the Company disaggregates revenue into three revenue streams, consisting of In-App Purchases services, In-App Advertising services and content licensing business, as follows:

	For the Six Months Ended June 30,
	2026	2025

In-App Purchase services	$8,467,700	$12,455,500
In-App Advertising services	1,468,800	1,150,300
Content licensing business	535,000	1,191,000
	$10,471,500	$14,796,800

Segment reporting

The Company uses the management approach to determine operating segment. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocation of resource and assessing performance.

The Company operates and manages its business as a single operating and reportable segment. The Company’s CODM has been identified as the Chief Executive Officer who reviews the consolidated net income (loss) when making decisions about allocating resources and assessing performances of the Company. Significant segment expenses are the same as those presented under the operating costs and expenses in the unaudited condensed consolidated statements of operations, and the difference between net revenue less the significant segment expenses and consolidated net income are the other segment items. The CODM reviews and utilizes these financial metrics together with non-financial metrics to make operation decisions, such as the determination of the fee rate at which the Company charges for its services and the allocation of budget between operating costs and expense.

MEGA MATRIX INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollars, except for share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Segment reporting (cont’d)

The following table disaggregates the Company’s revenues by primary geographical markets based on the location of customers for the six months ended June 30, 2026 and 2025:

	For the six months ended June 30, 2026
	United States and	Asia-	Europe, Middle East	Latin
	Canada	Pacific	and Africa	America	Total
In-App Purchase services	$1,060,600	$5,127,800	$1,865,900	$413,400	$8,467,700
In-App Advertising services		1,468,800			1,468,800
Content licensing	-	535,000	-	-	535,000
Total	$1,060,600	$7,131,600	$1,865,900	$413,400	$10,471,500

	For the six months ended June 30, 2025
	United States and	Asia-	Europe, Middle East	Latin
	Canada	Pacific	and Africa	America	Total
In-App Purchase services	$4,666,800	$4,516,800	$2,536,000	$735,900	$12,455,500
In-App Advertising services		1,150,300			1,150,300
Content licensing	-	1,191,000	-	-	1,191,000
Total	$4,666,800	$6,858,100	$2,536,000	$735,900	$14,796,800

Going concern

For the six months ended June 30, 2026 and 2025, the Company reported net losses of $6,302,500 and $3,942,100, respectively. In addition, the Company had accumulated deficit of $66,936,400 and $60,633,900 as of June 30, 2026 and December 31, 2025, respectively, but the Company had working capital of $5,026,100 among which the Company held cash of $3,208,000 as of June 30, 2026, which is expected to support the Company’s operating and investing activities for the next 12 months.

The Company’s liquidity is based on its ability to generate cash from operating activities and obtain financing from investors to fund its general operations and capital expansion needs. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenue while controlling operating cost and expenses to generate positive operating cash flows and obtain financing from outside sources.

Given the financial condition of the Company and its operating performance, the Company assesses current working capital is sufficient to meet its obligations for the next 12 months from the issuance date of this report. Accordingly, management continues to prepare the Company’s unaudited condensed consolidated financial statements on going concern basis.

MEGA MATRIX INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollars, except for share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration and credit risks

1) Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of June 30, 2026, $1,388,000 were deposited in financial institutions in Singapore, and each bank account is insured by the government authority with the maximum limit of S$100,000, and $1,820,000 were deposited in financial institutions in the United States, and each bank accounts is insured by the government authority with the maximum limit of $250,000. To limit exposure to credit risk relating to deposits, the Company primarily places cash and cash equivalent deposits with large financial institutions in Singapore which management believes are of high credit quality and the Company also continually monitors their creditworthiness.

The risk with respect to accounts receivable and amounts due from related parties is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring processes of outstanding balances.

The Company’s operations are carried out in Singapore. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in Singapore as well as by the general state of the Singapore’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, interest rates and methods of taxation among other factors.

2) Foreign currency risk

The Company incurred certain operating expenses in the subsidiaries in Singapore which are denominated in SGD. Foreign exchange transactions are conducted freely through commercial banks in accordance with market rates. The value of the SGD is determined by market forces and is subject to fluctuations driven by international economic and political developments, as well as monetary policies managed by the Monetary Authority of Singapore (MAS).

3) Concentration risks

Accounts receivable are typically unsecured and derived from goods sold and services rendered to customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of customers’ creditworthiness and its ongoing monitoring of outstanding balances. The Company has a concentration of its receivables and revenues with specific customers. For the six months ended June 30, 2026 and 2025, the Company had no customers which accounted for more than 10% of revenues.

As of June 30, 2026, one customer accounted for 29.2% of accounts receivable. As of December 31, 2025, three customers accounted for 22.5%, 19.7% and 15.8% of accounts receivable, respectively.

MEGA MATRIX INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollars, except for share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent accounting pronouncements

In December 2025, the FASB issued ASU 2025-12, which is to correct, clarify, and otherwise improve U.S. GAAP. ASU 2025-12 includes 33 improvements that span a wide range of topics, including Clarifying diluted earnings per share (EPS) calculation when a loss from continuing operations exists, Clarifying disclosure requirements for lease receivables from sales-type or direct financing leases, Revising the calculation of the reference amount for beneficial interests to prevent double counting credit losses, Clarifying the permissible methods to account for treasury stock retirements, and Clarifying the guidance for transfers of receivables from contracts with customers. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. If an entity adopts the amendments in this Update in an interim period, it must adopt them as of the beginning of the annual reporting period that includes that interim reporting period. An entity may elect to early adopt the amendments on an issue-by-issue basis. For example, an entity may decide to early adopt certain amendments and adopt the remaining amendments at the effective date. An entity should apply the amendments in this Update (except for the amendments to Topic 260, Earnings Per Share, related to Issue 4) using one of the following transition methods: (i) Prospectively to all transactions recognized on or after the date that the entity first applies the amendments, or (ii) Retrospectively to the beginning of the earliest comparative period presented. An entity should adjust the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In December 2025, the FASB issued ASU 2025-11, which is intended to improve the navigability of the guidance in ASC 270 and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides interim financial statements and notes in accordance with U.S. GAAP. The ASU also addresses the form and content of such financial statements, adds lists to ASC 270 of the interim disclosures required by all other Codification topics, and establishes a principle under which an entity must disclose events since the end of the last annual reporting period that have a material impact on the entity. As the Board stated in the proposed guidance and reiterates in the ASU, the amendments are not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. For public business entities, the amendments in ASU 2025-11 are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. For entities other than public business entities, for interim reporting periods within annual reporting periods beginning after December 15, 2028. Early adoption is permitted for all entities. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In July 2025, the FASB issued ASU 2025-05, which amends ASC 326-20 to provide a practical expedient for all entities which elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses, and an accounting policy election for all entities, other than a public business entity, that elect the practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. Under ASU 2025-05, an entity is required to disclose whether it has elected to use the practical expedient and, if so, whether it has also applied the accounting policy election. An entity that makes the accounting policy election is required to disclose the date through which subsequent cash collections are evaluated. ASU 2025-05 became effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

MEGA MATRIX INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollars, except for share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarifies that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows — Overall, 250-10 Accounting Changes and Error Corrections — Overall, 260-10 Earnings Per Share — Overall, 270-10 Interim Reporting — Overall, 440-10 Commitments — Overall, 470-10 Debt — Overall, 505-10 Equity — Overall, 815-10 Derivatives and Hedging — Overall, 860-30 Transfers and Servicing — Secured Borrowing and Collateral, 932-235 Extractive Activities — Oil and Gas — Notes to Financial Statements, 946-20 Financial Services — Investment Companies — Investment Company Activities, and 974-10 Real Estate — Real Estate Investment Trusts — Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal.

Recently issued ASUs by the FASB, except for the ones mentioned above, have no material impact on the Company’s unaudited condensed consolidated statements of operations and comprehensive loss or consolidated balance sheets.

MEGA MATRIX INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollars, except for share data, unless otherwise stated)

3. DIGITAL ASSETS

Digital asset holdings were comprised of the following:

	June 30,	December 31,
	2026	2025

BTC	$1,464,000	$2,187,600
AA	1,248,100	-
USDT	433,200	2,534,100
ENA	374,900	1,038,700
ETH	1,600	-
	$3,521,800	$5,760,400

BTC

For the six months ended June 30, 2026, the Company did not enter into any transactions relating to BTC and did not realize gains or losses from trading BTC. For the six months ended June 30, 2026, the Company recognized a decrease in fair value of BTC of $723,600.

For the six months ended June 30, 2025, the Company purchased 12 BTC from open market. As of June 30, 2025, the Company held 12 BTC with fair value of $1,285,600. For the six months ended June 30, 2025, the Company recognized an increase in fair value of BTC of $19,000. For the six months ended June 30, 2025, the Company did not sell or realize gains or losses from trading BTC.

The Company held 25 tokens of BTC as of both June 30, 2026 and December 31, 2025.

AA

For the six months ended June 30, 2026, the Company exchanged 1,050,000 tokens of USDT for 301,333,333 tokens of AA, and the Company recognized an increase in fair value of AA of $198,100. For the six months ended June 30, 2026, the Company did not sell or realize gains or losses from trading AA.

For the six months ended June 30, 2025, the Company did not enter into any transactions relating to AA.

As of June 30, 2026 and December 31, 2025, the Company held 301,333,333 and nil tokens of AA, respectively.

ENA

For the six months ended June 30, 2026, the Company did not enter into any transactions relating to ENA and did not realize gains or losses from trading ENA. For the six months ended June 30, 2026, the Company recognized a decrease in fair value of ENA of $663,800.

For the six months ended June 30, 2025, the Company did not enter into any transactions relating to ENA.

As of June 30, 2026 and December 31, 2025, the Company held 5,203,582 and 5,203,582 tokens of ENA, respectively.

MEGA MATRIX INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollars, except for share data, unless otherwise stated)

3. DIGITAL ASSETS (CONTINUED)

USDT

As of June 30, 2026 and December 31, 2025, the Company held 433,200 and 2,534,100 tokens of USDT. The fair value of USDT was kept at $1.00 because one USDT is pegged to one U.S. dollar.

ETH

For the six months ended June 30, 2026, the Company exchanged 3,373 tokens of USDT for one token of ETH, and the Company recognized a decrease in fair value of ETH of $1,800. For the six months ended June 30, 2026, the Company did not sell or realize gains or losses from trading ETH.

For the six months ended June 30, 2025, the Company did not enter into any transactions relating to ETH.

As of June 30, 2026 and December 31, 2025, the Company held one and nil token of ETH, respectively.

Additional information about digital assets

The following table presents additional information about BTC for the six months ended June 30, 2026 and 2025:

	For the six months ended June 30,
	2026	2025

Opening balance	$2,187,600	$-
Purchases of BTC	-	630,300
Purchases of BTC from exchange of USDT	-	636,300
Changes in fair value of BTC	(723,600)	19,000
Ending balance	$1,464,000	$1,285,600

The following table presents additional information about AA for the six months ended June 30, 2026 and 2025:

	For the six months ended June 30,
	2026	2025

Opening balance	$-	$-
Purchases of AA from exchange of USDT	1,050,000	-
Changes in fair value of AA	198,100	-
Ending balance	$1,248,100	$-

MEGA MATRIX INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollars, except for share data, unless otherwise stated)

3. DIGITAL ASSETS (CONTINUED)

The following table presents additional information about USDT for the six months ended June 30, 2026 and 2025:

	For the six months ended June 30,
	2026	2025

Opening balance	$2,534,100	$-
Purchases of USDT	997,000	719,400
Investment in Armonia (Note 5)	(1,200,000)	-
Exchange of USDT into USDC	(10,000)	-
Exchange of USDT into AA	(1,050,000)	-
Exchange of USDT into ETH	(3,400)	-
Exchange of USDT into BTC	-	(636,300)
Payment of operating expenses	(834,500)	-
Ending balance	$433,200	$83,100

The following table presents additional information about ENA for the six months ended June 30, 2026 and 2025:

	For the six months ended June 30,
	2026	2025

Opening balance	$1,038,700	$-
Changes in fair value of ENA	(663,800)	-
Ending balance	$374,900	$-

The following table presents additional information about ETH for the six months ended June 30, 2026 and 2025:

	For the six months ended June 30,
	2026	2025

Opening balance	$-	$-
Purchases of ETH from exchange of USDT	3,400	-
Changes in fair value of ETH	(1,800)	-
Ending balance	$1,600	$-

MEGA MATRIX INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollars, except for share data, unless otherwise stated)

4. PREPAID EXPENSES AND OTHER ASSETS

As of June 30, 2026 and December 31, 2025, prepaid expenses and other assets were comprised of the following:

	June 30,	December 31,
	2026	2025

Due from online payment platforms (a)	$1,430,700	$1,325,600
Prepayment to suppliers	447,000	813,100
Others	299,800	214,200
Less: allowance for credit loss against other receivable	(80,500)	-
	$2,097,000	$2,352,900

For the six months ended June 30, 2026, the Company filed a lawsuit case against one customer for collection of the outstanding receivable. However management assessed the collection was remote. For the six months ended June 30, 2026, the Company provided full allowance of $80,500 of credit losses against the customer.

(a)	The Company’s IAP customers make payments to the Company through online payment platforms, including Apple Pay and Google Pay. It generally takes 2 – 3 weeks for the online payment platforms to make the payments from online payment platforms accounts to the Company’s bank account. As of June 30, 2026 and December 31, 2025, the outstanding represented IAP service fees in the account of the Company’s online payment platforms.

5. LONG-TERM INVESTMENTS

As of June 30, 2026 and December 31, 2025, long-term investments were comprised of the following:

	June 30,	December 31,
	2026	2025

Investment in Quleduo	$2,280,000	$1,500,000
Investment in AIFLIX LLC (“AIFlix”)	326,700	276,700
Investment in Armonia Technology Limited (“Armonia”)	1,500,000	-
Less: share of equity loss in Quleduo	(20,100)	(19,500)
	$4,086,600	$1,757,200

Quleduo is a privately held company which is engaged in software design and development. As of December 31, 2025, the Company owned 25% equity interest in Quleduo at a total cash consideration of $1,500,000.

During the six months ended June 30, 2026, the Company entered into a debt settlement agreement with Quleduo, pursuant to which the Company agreed to settle the outstanding balance of loans receivable due from Quleduo by increase in equity interest ownership in Quleduo. The Company waived loans receivable of $777,200, including principal of $756,100 and interest receivable of $21,100 (Note 11). The difference between the loans receivable of $777,200 and fair value of investment of $780,000 was recorded in the account of “other income, net” in the unaudited condensed consolidated statements of operations and comprehensive loss. As of June 30, 2026, the Company had investment of $2,280,000 in Quleduo, representing equity interest of 33.63% in Quleduo.

The Company used equity method to measure the investment in Quleduo. For the six months ended June 30, 2026 and 2025, Quleduo reported net loss of approximately $1,900 and $9,400 and the Company recorded share of equity loss of $600 and $2,400. The Company assessed indicators reflecting an other-than-temporary decline in fair value below the carrying value and did not provide impairment against the investment in Quleduo.

On March 17, 2025, the Company set up AIFlix with Wardour Studios Inc. (“Wardour Studios”), a leading Hollywood production and digital-effects studio specializing in next-generation content creation, for AI-generated short drama production. The Company and Wardour Studios owned equity interest of 50% and 50% in AIFlix, respectively. For the six months ended June 30, 2026 and 2025, the Company made investment of $50,000 and $nil to AIFlix, and AIFLIX has not generated revenue or net income. The Company assessed indicators reflecting an other-than-temporary decline in fair value below the carrying value and did not provide impairment against the investment in AIFlix.

On May 26, 2026, the Company entered into a share purchase agreement to acquire 30% equity interest in Armonia, at consideration of $1,500,000. For the six months ended June 30, 2026, the Company made investment of $1,200,000 in the form of USDT with remaining investment of $300,000 outstanding. The Company recorded the unpaid investment in the account of “other current liabilities and accrued expenses” (Note 8). Though the Company owned 30% equity interest in Armonia, the Company had no voting rights and could not exercise significant influence over Armonia. Accordingly, the Company elected the measurement alternative for the investment in Armonia, which is recorded at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Armonia just commenced its operations in June 2026, and incurred minimal losses through June 30, 2026. The Company did not identify observable price changes in orderly transactions for the identical or a similar investment of Armonia, or provide impairment against investment in Armonia.

MEGA MATRIX INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollars, except for share data, unless otherwise stated)

6. CONTENT ASSETS, NET

Content assets were comprised of current content assets and non-current content assets. The useful lives of current content assets were below 12 months, while the useful lives of non-current content assets ranged from 18 months to 36 months.

Current content assets were comprised of the following:

	June 30,	December 31,
	2026	2025
Produced contents
- in development and production	$35,800	$64,500
- released	6,234,300	6,104,900
Copyrights	4,216,500	3,524,900
	10,486,600	9,694,300
Less: accumulated amortization	(9,736,400)	(8,716,300)
Less: accumulated impairment	(14,300)	(11,700)
Total	$735,900	$966,300

Non-current content assets were comprised of the following:

	June 30,	December 31,
	2026	2025

Produced contents	$581,000	$581,000
Copyrights	496,000	415,200
	1,077,000	996,200
Less: accumulated amortization	(950,500)	(882,700)
Total	$126,500	$113,500

The following is a schedule, by fiscal years, of amortization amount of content assets as of June 30, 2026:

For the six months ending December 31, 2026	$667,300
For the year ending December 31, 2027	186,300
For the year ending December 31, 2028	8,800
Total	$862,400

For the six months ended June 30, 2026 and 2025, the Company recorded amortization expenses of $1,087,900 and $2,655,400 on content assets. In addition, for the six months ended June 30, 2026 and 2025, the Company provided impairment of $14,300 and $nil on production contents in development and production, as the Company’s customers defaulted in accepting the products.

MEGA MATRIX INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollars, except for share data, unless otherwise stated)

7. OPERATING LEASES

As of June 30, 2026 and December 31, 2025, the Company leases office spaces in the United States and Singapore under non-cancelable operating leases, with terms ranging within 12 months. The Company applied practical expedient to account for short-term leases with a lease term within 12 months. The Company records operating lease expense in its consolidated statements of operations and comprehensive loss on a straight-line basis over the lease term and records variable lease payments as incurred. The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. For operating leases that include rent holidays and rent escalation clauses, the Company recognizes lease expense on a straight-line basis over the lease term from the date it takes possession of the leased property. The Company records the straight-line lease expense and any contingent rent, if applicable, in the account of “general and administrative expenses” on the consolidated statements of operations and comprehensive loss.

For the six months ended June 30, 2026 and 2025, the Company recorded rent expenses of $5,300 and $15,900, respectively.

8. OTHER CURRENT LIABILITIES AND ACCRUED EXPENSES

As of June 30, 2026 and December 31, 2025, other current liabilities and accrued expenses were comprised of the following:

	June 30,	December 31,
	2026	2025

Advertising fees payable	$1,513,400	$1,233,300
Amount due to Armonia (Note 5)	300,000	-
Accrued payroll	188,200	214,500
Other tax payable	105,500	91,400
Others	470,700	298,400
	$2,577,800	$1,837,600

9. EQUITY

Ordinary Shares

On August 15, 2025, the Company’s shareholders approved an increase of the share capital to US$1,110,000, divided into: (i) 1,000,000,000 class A ordinary shares of par value US$0.001 each, (ii) 50,000,000 class B ordinary shares of par value US$0.001 each, (iii) 50,000,000 class C ordinary shares of par value US$0.001 each, and (iv) 10,000,000 preferred shares of par value US$0.001 each, by an addition of 900,000,000 class A ordinary shares of par value US$0.001 each, and 40,000,000 class B ordinary shares of par value US$0.001 each, and the creation of a new share class comprising of 50,000,000 class C ordinary shares of par value US$0.001 each.

On September 2, 2025, Mr. Yucheng Hu, Chairman of the Board of Directors and a shareholder of the Company, submitted a notice of conversion pursuant to the Company’s Third Amended and Restated Memorandum and Articles of Association (“MAA”), requesting to convert 3,123,723 Class B ordinary shares, par value $0.001 per share (“Class B Shares”), into 3,123,723 Class C ordinary shares, par value $0.001 per share (“Class C Shares”) (the “Conversion”). Each Class B Share is convertible into one (1) Class A ordinary share, par value $0.001 (“Class A Share”), or one (1) Class C Share, at the option of the holder. Each Class C Share is convertible into one (1) Class A Share at the option of the holder. Each Class A Share shall be entitled to one (1) vote, each Class B Share shall be entitled to one hundred (100) votes, and each Class C Share shall be entitled to fifty (50) votes. On September 3, 2025, Mr. Hu entered into a share transfer agreement, pursuant to which he agreed to transfer 2,290,390 Class C Shares to Mr. Yaman Demir, a director of the Company, at par value and as permitted under the MAA (the “Transfer”). The Conversion and the Transfer closed on September 22, 2025.

MEGA MATRIX INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollars, except for share data, unless otherwise stated)

9. EQUITY (CONTINUED)

Ordinary Shares (cont.)

On September 1, 2026, the Company’s shareholders approved a proposal, as an ordinary resolution, that (a) all the Company’s class A ordinary shares, class B ordinary shares and class C ordinary shares of par value USD0.001 each, whether issued or unissued (collectively, the “Shares”), be consolidated at a ratio of twenty (20) Shares into one (1) Share of par value USD0.02, with the consolidated Shares having the same rights and being subject to the same restrictions (other than the change in par value) as the existing Shares of the relevant class under the Company’s then-existing memorandum and articles of association (the “Share Consolidation”); (b) the Company’s authorized share capital be altered from USD1,110,000 divided into 1,000,000,000 class A ordinary shares of par value USD0.001 each, 50,000,000 class B ordinary shares of par value USD0.001 each, 50,000,000 class C ordinary shares of par value USD0.001 each, and 10,000,000 preferred shares of par value USD0.001 each to USD1,110,000 divided into 50,000,000 class A ordinary shares of par value USD0.02 each, 2,500,000 class B ordinary shares of par value USD0.02 each, 2,500,000 class C ordinary shares of par value USD0.02 each, and 10,000,000 preferred shares of par value USD0.001 each as a result of the Share Consolidation; (c) no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; (d) the Share Consolidation shall take effect from September 15, 2026; and (e) any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.

On September 15, 2026, the Company, at the authorization of the Board of Directors, effected a share consolidation at a ratio of 1 post-split ordinary share for every 20 pre-split ordinary shares (the “2026 Share Consolidation”). At the effective time of the Share Consolidation, the authorized share capital of the Company was amended from USD1,110,000 divided into 1,000,000,000 class A ordinary shares of par value USD0.001 each, 50,000,000 class B ordinary shares of par value USD0.001 each, 50,000,000 class C ordinary shares of par value USD0.001 each, and 10,000,000 preferred shares of par value USD0.001 each to USD1,110,000 divided into 50,000,000 class A ordinary shares of par value USD0.02 each, 2,500,000 class B ordinary shares of par value USD0.02 each, 2,500,000 class C ordinary shares of par value USD0.02 each, and 10,000,000 preferred shares of par value USD0.001.

Share and per-share data for all periods presented in the financial statements have been retroactively adjusted for the 2026 Share Consolidation.

On February 18, 2025, the Company entered into an At The Market Offering Agreement (the “Agreement”) with H.C. Wainwright & Co., LLC (the “Manager”) pursuant to which the Company may offer and sell, from time to time, through the Manager, Class A Ordinary Shares, par value $0.001 per share (the “Shares”), having an aggregate offering price of up to $20,000,000. For the year ended December 31, 2025, the Company sold 104,464 shares of Class A Ordinary Share (after giving effect to 2026 Share Consolidation on September 15, 2026) and raised net proceeds of $2,821,100. On March 10, 2025, the Company sold 290 shares of Class A Ordinary Share (after giving effect to 2026 Share Consolidation on September 15, 2026) to the Manager as reimbursement for Manager’s counsel’s fees in connection with each due diligence update session.

MEGA MATRIX INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollars, except for share data, unless otherwise stated)

9. EQUITY (CONTINUED)

Ordinary Shares (continued)

On July 24, 2025, the Company signed a Securities Purchase Agreement (the “Agreement”) with certain accredited investors (collectively, the “Investors”), pursuant to which the Investors, severally and not jointly, agreed, subject to certain terms and conditions of the Agreement, to purchase an aggregate of 800,000 Class A ordinary shares, par value $0.02 (after giving effect to 2026 Share Consolidation on September 15, 2026), for an aggregate purchase price of $16,000,000, or $20.00 per Class A Share (after giving effect to 2026 Share Consolidation on September 15, 2026). The Offering closed on the same day. In connection with preparation of the Offering, on July 17, 2025, the Company entered into a Finder’s Agreement with Web3 Capital Limited, a company formed under the laws of Cayman Islands (the “Finder”). The Company has agreed to a fee, to be paid in Class A Shares, equal to 5% of the Class A Shares subscribed by the investors introduced by the Finder. Upon the closing of the Offering, the Company issued 39,250 Class A Shares (after giving effect to 2026 Share Consolidation on September 15, 2026) to the Finder under the Finder’s Agreement.

In addition, pursuant to a prior engagement letter with H.C. Wainwright & Co. (“Wainwright”), the Company agreed to pay Wainwright a cash fee equal to 3% of the aggregate gross proceeds raised in the Offering that is in excess of $5,000,000. Wainwright acted as financial advisor to the Company and has not been engaged in the solicitation or distribution of the Offering.

For the six months ended June 30, 2026, the Company issued 4,546 restricted stock units (after giving effect to 2026 Share Consolidation on September 15, 2026) to the Company’s consultants which were immediately vested upon issuance. For the six months ended June 30, 2026, the Company recognized share-based compensation expenses of $66,800.

For the six months ended June 30, 2026, the Company also issued 19,268 restricted stock units (after giving effect to 2026 Share Consolidation on September 15, 2026) to the Company’s management and staff under the Amended and Restated 2021 Equity Incentive Plan, all of which have vested. For the six months ended June 30, 2026, the Company recognized share-based compensation expenses of $292,300. In addition, there were 1,544 restricted stock units, which were issued to management, deposited in an escrow account and not outstanding as of June 30, 2026.

For the six months ended June 30, 2025, the Company also issued 9,130 restricted stock units (after giving effect to 2026 Share Consolidation on September 15, 2026) to the Company’s management and staff under the Amended and Restated 2021 Equity Incentive Plan, all of which have vested. For the six months ended June 30, 2025, the Company recognized share-based compensation expenses of $161,700.

As of June 30, 2026, the Company issued 3,121,702 shares of Class A Ordinary Shares, 140,499 shares of Class B Ordinary Shares, and 156,186 shares of Class C Ordinary Shares. As of June 30, 2026, the Company had 3,120,158 shares of Class A Ordinary Shares, 140,499 shares of Class B Ordinary Shares, and 156,186 shares of Class C Ordinary Shares outstanding.

As of December 31, 2025, the Company had 3,096,344 shares of Class A Ordinary Shares, 140,499 shares of Class B Ordinary Shares, and 156,186 shares of Class C Ordinary Shares issued and outstanding.

MEGA MATRIX INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollars, except for share data, unless otherwise stated)

9. EQUITY (CONTINUED)

Warrants

In connection with the private placement closed on January 17, 2024, the Company issued 124,500 warrants (after giving effect to 2026 Share Consolidation on September 15, 2026) to certain investors. Each warrant entitles the holder to purchase one share of common stock at an exercise price of $30 per share (after giving effect to 2026 Share Consolidation on September 15, 2026) at any time for a period of up to five (5) years starting six (6) months from the issuance date at which time the warrants will expire. No fractional shares of warrants will be issued in connection with any exercise. The number of warrants and the price of warrant may be subject to adjustment in the event of (i) recapitalization, reorganization, reclassification, consolidation, merger or sale, or (ii) stock dividends, subdivisions and combinations. As the warrants meet the criteria for equity classification under ASC 480 and ASC 815, therefore, the warrants are classified as equity. On January 17, 2024, the relative fair value of the warrants was $1,867,400, calculated using the Black-Scholes pricing model with the following assumptions (per-share prices are presented on a pre-consolidation basis):

As of January 17, 2024
Risk-free rate of return	4.02%
Estimated volatility rate	99.86%
Dividend yield	0%
Spot price of underlying ordinary share	$2.8
Exercise price	$1.5
Relative fair value of warrant	$1,867,400

In connection with the private placement closed on August 5, 2024, the Company issued (i) Series A common stock warrants to purchase an aggregate of 34,090 shares of ordinary shares (after giving effect to 2026 Share Consolidation on September 15, 2026) at an exercise price of $44.0 per share (after giving effect to 2026 Share Consolidation on September 15, 2026); and (ii) Series B common stock warrants to purchase an aggregate of 34,090 shares of ordinary shares (after giving effect to 2026 Share Consolidation on September 15, 2026) at an exercise price of $44 per share (after giving effect to 2026 Share Consolidation on September 15, 2026). The Series A common stock warrants will expire twenty-four months following the issuance date and the Series B common stock warrants will expire five and one-half years following the issuance date. No fractional shares of warrants will be issued in connection with any exercise. The number of both series of warrants and the price of warrants may be subject to adjustment in the event of (i) recapitalization, reorganization, reclassification, consolidation, merger or sale, or (ii) stock dividends, subdivisions and combinations. As both series of warrants meet the criteria for equity classification under ASC 480 and ASC 815, therefore, the warrants are classified as equity. On August 5, 2024, the relative fair value of the Series A common stock warrants and Series B common stock warrants were $26,700 and $88,800, respectively, calculated using the Black-Scholes pricing model with the following assumptions (per-share prices are presented on a pre-consolidation basis):

	August 5, 2024
	Series A Warrants	Series B Warrants
Risk-free rate of return	3.89%	3.62%
Estimated volatility rate	136.12%	166.01%
Dividend yield	0%	0%
Spot price of underlying ordinary share	$2.07	$2.07
Exercise price	$2.20	$2.20

As of June 30, 2026 and December 31, 2025, the Company had outstanding warrants to purchase up to 192,680 Class A Ordinary Shares (after giving effect to 2026 Share Consolidation on September 15, 2026).

MEGA MATRIX INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollars, except for share data, unless otherwise stated)

10. INCOME TAXES

The Company recorded income tax expenses of $800 and $600 in the six months ended June 30, 2026 and 2025, respectively. Our provision for income taxes for interim periods is determined using an estimate of our annual effective tax rate, adjusted for discrete items, if any, that are taken into account in the relevant period.

For the six months ended June 30, 2026 and 2025, the difference between the U.S. statutory rate and our effective tax rate was primarily due to foreign rate difference, state income tax and the valuation allowance on the Company’s deferred tax assets.

We evaluate tax positions for recognition using a more-likely-than-not recognition threshold, and those tax positions eligible for recognition are measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon the effective settlement with a taxing authority that has full knowledge of all relevant information. We believe that we have no material uncertain tax positions required to be disclosed.

In assessing the valuation of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income or availability to carryback the losses to taxable income during periods in which those temporary differences become deductible. The Company considered several factors when analyzing the need for a valuation allowance including the Company’s current three-year cumulative loss through June 30, 2026, the current year operation forecast, future reversals of existing taxable temporary differences, taxable income in prior carryback years, historical operating losses etc. Based on this analysis, the Company has concluded that a valuation allowance is necessary for its U.S. and foreign deferred tax assets not supported by either future taxable income or availability of future reversals of existing taxable temporary differences and has recorded a full valuation allowance on its deferred tax assets.

11. RELATED PARTIES

1) Nature of relationships with related parties

Name	Relationship with the Company
Yucheng Hu	Chief Executive Officer, Director and a shareholder of the Company.
Quleduo	Over which the Company owned 33.63% equity interest

2) Transactions with related parties

As of December 31, 2025, the Company had loans receivable of $771,200 due from Quleduo. During the six months ended June 30, 2026, the Company recognized additional interest income of $6,000. During the six months ended June 30, 2026, the Company entered into a debt settlement agreement with Quleduo, pursuant to which the Company agreed to settle the outstanding balance by increase in equity interest ownership in Quleduo. As of June 30, 2026, the Company had no receivable due from Quleduo, with an increase in investment (Note 5).

For the six months ended June 30, 2025, the Company collected repayment of $111,900 from Quleduo, and recognized interest income of $8,900.

MEGA MATRIX INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollars, except for share data, unless otherwise stated)

11. RELATED PARTIES (CONTINUED)

3) Balances with related parties

As of June 30, 2026 and December 31, 2025, the Company had balances due from below related parties:

	June 30, 2026	December 31, 2025
Loans receivable - a related party
Quleduo (a)	$-	$771,200
Due from a related party
Yucheng Hu (b)	$6,200	$6,200

a.	As of December 31, 2025, the balance due from Quleduo was comprised of loan principal of $756,100 and interest receivable of $15,100. During the six months ended June 30, 2026, the Company recognized additional interest income of $6,000. During the six months ended June 30, 2026, the Company entered into a debt settlement agreement with Quleduo, pursuant to which the Company agreed to settle the outstanding balance by increase in equity interest ownership in Quleduo.

b.	As of June 30, 2026 and December 31, 2025, the balance due from Yucheng Hu represented advance to the related party for daily operation purpose. The balance would be settled when Yucheng Hu reimbursed the expenses to the Company.

12. COMMITMENTS AND CONTINGENCIES

As noted in Note 8, the Company had an outstanding payable of investment of $300,000 due to Armonia. The Company expected to make the payments within twelve months from June 30, 2026.

In the ordinary course of the Company’s business, the Company may be subject to lawsuits, arbitrations and administrative proceedings from time to time. The Company believes that the outcome of any existing or known threatened proceedings, even if determined adversely, should not have a material adverse effect on the Company’s business, financial condition, liquidity or results of operations.

13. SUBSEQUENT EVENTS

On September 1, 2026, the Company’s shareholders approved a proposal, as an ordinary resolution, that (a) all the Company’s class A ordinary shares, class B ordinary shares and class C ordinary shares of par value USD0.001 each, whether issued or unissued (collectively, the “Shares”), be consolidated at a ratio of twenty (20) Shares into one (1) Share of par value USD0.02, with the consolidated Shares having the same rights and being subject to the same restrictions (other than the change in par value) as the existing Shares of the relevant class under the Company’s then-existing memorandum and articles of association (the “Share Consolidation”); (b) the Company’s authorized share capital be altered from USD1,110,000 divided into 1,000,000,000 class A ordinary shares of par value USD0.001 each, 50,000,000 class B ordinary shares of par value USD0.001 each, 50,000,000 class C ordinary shares of par value USD0.001 each, and 10,000,000 preferred shares of par value USD0.001 each to USD1,110,000 divided into 50,000,000 class A ordinary shares of par value USD0.02 each, 2,500,000 class B ordinary shares of par value USD0.02 each, 2,500,000 class C ordinary shares of par value USD0.02 each, and 10,000,000 preferred shares of par value USD0.001 each as a result of the Share Consolidation; (c) no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; (d) the Share Consolidation shall take effect from September 15, 2026; and (e) any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.

On September 15, 2026, the Company, at the authorization of the Board of Directors, effected a share consolidation at a ratio of 1 post-split ordinary share for every 20 pre-split ordinary shares (the “2026 Share Consolidation”). At the effective time of the Share Consolidation, the authorized share capital of the Company was amended from USD1,110,000 divided into 1,000,000,000 class A ordinary shares of par value USD0.001 each, 50,000,000 class B ordinary shares of par value USD0.001 each, 50,000,000 class C ordinary shares of par value USD0.001 each, and 10,000,000 preferred shares of par value USD0.001 each to USD1,110,000 divided into 50,000,000 class A ordinary shares of par value USD0.02 each, 2,500,000 class B ordinary shares of par value USD0.02 each, 2,500,000 class C ordinary shares of par value USD0.02 each, and 10,000,000 preferred shares of par value USD0.001.

These unaudited condensed consolidated financial statements were approved by management and available for issuance on October 1, 2026. The Company has evaluated subsequent events through this date and concluded that there are no additional reportable subsequent events other than those disclosed above.